UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2023

Commission File Number 001-36896

MERCURITY FINTECH HOLDING INC.

(Registrant’s name)

1330 Avenue of the Americas, Fl 33,

New York, NY 10019

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Adoption of the Policy for Recovery of Erroneously Awarded Compensation

In accordance with the requirements of The Nasdaq Stock Market, the Board of Directors of Mercurity Fintech Holding Inc. has adopted a Policy for Recovery of Erroneously Awarded Compensation, as of November 23, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mercurity Fintech Holding Inc.

By:	/s/ Shi Qiu
Name:	Shi Qiu
Title:	Chief Executive Officer

Date: December 1, 2023

EXHIBIT INDEX

Exhibit 99.1 — Policy for Recovery of Erroneously Awarded Compensation